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                                 [CANWEST LOGO]

                                  NEWS RELEASE

For Immediate Release
February 7, 2006

                   TURKCOM TO ACQUIRE JOY FM AND JOY TURK FM

               CANWEST HAS OPTION TO ACQUIRE 75% INTEREST IN EACH
                   OF JOY FM AND JOY TURK FM AND WILL PROVIDE
                    CERTAIN ADVISORY SERVICES TO THE TURKISH
                                 RADIO STATIONS

WINNIPEG: CanWest Global Communications Corp. today announced that subsidiaries of its Turkish partner, Turkcom Iletisim Hizmetleri A.S. (Turkcom) have agreed to acquire JOY FM and JOY TURK FM from The Turkish Savings and Deposit Insurance Fund. The two radio stations serve Istanbul, Turkey's largest city (population -
11.3 million). The aggregate purchase price for the two stations will be US$5 million. Completion of the acquisitions are subject to certain regulatory approvals.

A wholly-owned subsidiary of CanWest has entered into certain agreements with Turkcom and its subsidiaries whereby, following completion of the acquisitions, it will provide certain non-regulated operational, sales representation and advisory services to JOY FM and JOY TURK FM on fee-for-service bases. CanWest will not initially have an equity interest in either of the stations, however its subsidiary will have options to acquire up to a 75% interest in each station, subject to a relaxation in current foreign ownership restrictions and receipt of all necessary regulatory approvals.

JOY FM broadcasts a combination of English-language pop, rhythm and blues, soft rock, jazz and Latin music, and appeals to young, upwardly mobile urban dwellers in Istanbul. JOY TURK FM broadcasts a mix of traditional Turkish music along with music that appeals to urban listeners in Istanbul as well as to rural listeners in surrounding communities.

This announcement follows two earlier CanWest announcements and brings to four - SUPER FM, METRO FM and now JOY FM AND JOY TURK FM - the number of radio stations in Turkey in which companies associated with CanWest and Turkcom have been declared the highest bidders in the auction of the Star Media group's assets.

"We are extremely delighted that Turkcom has again been the successful bidder for two additional radio stations in the ongoing Star Media auction," said Tom Strike, President of CanWest MediaWorks International. "With two national stations and now two additional stations in Istanbul, we and our Turkish colleagues will be in a good position to develop an integrated business strategy that will appeal to a wide variety of radio audience demographics. We see this as an opportunity to build further upon our international radio strategy that now includes new radio operations in Turkey and the United Kingdom, as well as our well-established radio operations in New Zealand and Canada."

Gregory M. Kiez, a director of Global Investment Holdings, and Mr. Fatih Akol, both speaking on behalf of Turkcom, said "We are very pleased with the outcome of the bids

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for JOY FM and JOY TURK FM. Together with our successful bids for SUPER FM and
METRO FM and our arrangements with CanWest, we are in an excellent position to build upon the synergies between these four radio stations."

Turkcom is a private Turkish investment company advised by Global Yatirim Holdings A.S. (Global Investment Holdings).

CanWest Global Communications Corp. (NYSE: CWG; TSX: CGS.SV and CGS.NV, www.canwestglobal.com), an international media company, is Canada's largest media company. CanWest is Canada's largest publisher of daily newspapers, and also owns, operates and/or holds substantial interests in conventional television, out-of-home advertising, specialty cable channels, web sites and radio stations and networks in Canada, New Zealand, Australia, the United Kingdom and Ireland.

Global Investment Holdings is a holding company publicly listed on the Istanbul stock exchange (ISE: GLYHO, www.globalyatirim.com) with operations in the infrastructure, energy and finance sectors in Turkey, including a wholly-owned finance unit, Global Menkul Degerler A.S. ("Global Securities")
(www.global.com.tr) which has been the leading independent brokerage and corporate finance firm in Turkey since 1990.



For more information:
Geoffrey Elliot
Vice President, Corporate Affairs
CanWest Global Communications Corp.

Tel: +1 204 956-2025
Fax: +1 204 947-9841
gelliot@canwest.com